================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                                (AMENDMENT NO. 4)


                                  SALTON, INC.
                                (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    795757103
                                 (CUSIP Number)

                             WILLIAM R. LUCAS, JR.
                          ONE RIVERCHASE PARKWAY SOUTH
                            BIRMINGHAM, ALABAMA 35244
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                NOVEMBER 15, 2006
                     (Date of Event which Requires Filing of
                                 This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(*) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

===============================================================================

---------------------------                          ---------------------------
CUSIP NO. 795757103                                              Page 2
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Harbinger Capital Partners Master Fund I, Ltd.

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         (Intentionally Omitted)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               2,647,067
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      2,647,067
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,647,067
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         15.54%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 795757103                                              Page 3
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Harbinger Capital Partners Offshore Manager, L.L.C.

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         (Intentionally Omitted)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               2,647,067
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      2,647,067
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,647,067
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         15.54%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 795757103                                              Page 4
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         HMC Investors, L.L.C.

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         (Intentionally Omitted)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               2,647,067
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      2,647,067
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,647,067
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         15.54%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 795757103                                              Page 5
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Harbert Management Corporation

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         (Intentionally Omitted)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Alabama
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               2,647,067
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      2,647,067
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,647,067
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         15.54%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 795757103                                              Page 6
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Philip Falcone

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         (Intentionally Omitted)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               2,647,067
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      2,647,067
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,647,067
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         15.54%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 795757103                                              Page 7
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Raymond J. Harbert

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         (Intentionally Omitted)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               2,647,067
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      2,647,067
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,647,067
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         15.54%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 795757103                                              Page 8
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Michael D. Luce

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         (Intentionally Omitted)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               2,647,067
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      2,647,067
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,647,067
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         15.54%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 795757103                                             Page 9
---------------------------                          ---------------------------


         This Amendment No. 4 amends and supplements the Statement on Schedule 13D filed on June 2, 2006, as amended October 20, 2006, October 26, 2006 and November 6, 2006, (as amended, the "Schedule 13D") by Harbinger Capital Partners Master Fund I, Ltd. (the "Master Fund"), Harbinger Capital Partners Offshore Manager, L.L.C. ("Harbinger Management"), the investment manager of the Master Fund, HMC Investors, L.L.C., its managing member ("HMC Investors"), Harbert Management Corporation ("HMC"), the managing member of HMC Investors, Philip Falcone, a shareholder of HMC and the portfolio manager of the Master Fund, Raymond J. Harbert, a member of HMC, and Michael D. Luce, a member of HMC (each of the Master Fund, Harbinger Management, HMC Investors, HMC, Philip Falcone, Raymond J. Harbert and Michael D. Luce may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons"), relating to the Common Stock, par value $0.01 per share (the "Shares"), of Salton, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 4 shall have the meanings set forth in the Schedule 13D.


ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 of the Schedule 13D is hereby amended to add the following information:

         On November 15, 2006, the Master Fund and the Issuer entered into an agreement (the "Agreement") that, among other things, provides for exclusive negotiations between the parties through December 15, 2006, during which time the Issuer will furnish information concerning its business to the Master Fund and the parties will use reasonable commercial efforts to negotiate definitive agreements providing for a combination of the Issuer and Applica Incorporated ("Applica")(certain affiliates of the Master Fund are parties to a definitive agreement to acquire Applica but such transaction has not yet been consummated and a number of the material conditions to the consummation of that transaction have not yet been satisfied). Notwithstanding the foregoing, the Agreement further provides that the Issuer may, in response to a bona fide written Acquisition Proposal (as defined in the Agreement), participate in discussions or negotiations with other parties if it determines that such Acquisition Proposal is reasonably likely to constitute a Superior Proposal (as defined in the Agreement). The Master Fund has agreed to use its commercially reasonable efforts to complete its due diligence and negotiate customary commitment letters in respect of financing for the combined companies, in each case on or prior to December 15, 2006. It was further agreed that from the date of the Agreement until December 15, 2006 the Master Fund and its controlled affiliates will not enter into any letter of intent or definitive agreement for the acquisition of any company (other than either or both of Applica and the Issuer) primarily engaged in the business of manufacturing and/or distributing small household appliances; provided, that such agreement does not preclude the Master Fund, its controlled affiliates and their representatives from engaging in discussions or negotiations in respect of such a transaction. A copy of the Agreement is incorporated by reference into Item 4 and included as Exhibit H.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of the Schedule 13D is hereby amended to add the following information:

                EXHIBIT DESCRIPTION

                A      Agreement between the Reporting Persons to file jointly
                H      Agreement, dated November 15, 2006, between the Master
                       Fund and the Issuer

---------------------------                          ---------------------------
CUSIP NO. 795757103                                             Page 10
---------------------------                          ---------------------------


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

                                By:  Harbinger Capital Partners Offshore
                                     Manager, L.L.C.

                                By:  HMC Investors, L.L.C.,
                                     Managing Member


                                By:  /s/ Joel B. Piassick
                                     ---------------------------------------
                                     Name:  Joel B. Piassick
                                     Title: Executive Vice President



                                HARBINGER CAPITAL PARTNERS OFFSHORE MANAGER,
                                L.L.C.

                                By:  HMC Investors, L.L.C.,
                                     Managing Member


                                By:  /s/ Joel B. Piassick
                                     ---------------------------------------
                                     Name:  Joel B. Piassick
                                     Title: Executive Vice President

---------------------------                          ---------------------------
CUSIP NO. 795757103                                             Page 11
---------------------------                          ---------------------------



                                HMC INVESTORS, L.L.C.


                                By:  /s/ Joel B. Piassick
                                     ---------------------------------------
                                     Name:  Joel B. Piassick
                                     Title: Executive Vice President


                                HARBERT MANAGEMENT CORPORATION


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Senior Vice President
                                            & General Counsel


                                /s/ Philip Falcone
                                --------------------------------------------
                                Philip Falcone


                                /s/ Raymond J. Harbert
                                --------------------------------------------
                                Raymond J. Harbert


                                /s/ Michael D. Luce
                                -------------------------------------------
                                Michael D. Luce






November 16, 2006

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

---------------------------                          ---------------------------
CUSIP NO. 795757103                                             Page 12
---------------------------                          ---------------------------

                                                                      EXHIBIT A


                                   AGREEMENT

         The undersigned agree that this Schedule 13D, Amendment No. 4, dated November 16, 2006 relating to the Common Stock, of Salton, Inc. shall be filed on behalf of the undersigned.


                                HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

                                By:  Harbinger Capital Partners Offshore
                                     Manager, L.L.C.

                                By:  HMC Investors, L.L.C.,
                                     Managing Member


                                By:  /s/ Joel B. Piassick
                                     ---------------------------------------
                                     Name:  Joel B. Piassick
                                     Title: Executive Vice President



                                HARBINGER CAPITAL PARTNERS OFFSHORE MANAGER,
                                L.L.C.

                                By:  HMC Investors, L.L.C.,
                                     Managing Member


                                By:  /s/ Joel B. Piassick
                                     ---------------------------------------
                                     Name:  Joel B. Piassick
                                     Title: Executive Vice President

---------------------------                          ---------------------------
CUSIP NO. 795757103                                             Page 13
---------------------------                          ---------------------------



                                HMC INVESTORS, L.L.C.


                                By:  /s/ Joel B. Piassick
                                     ---------------------------------------
                                     Name:  Joel B. Piassick
                                     Title: Executive Vice President


                                HARBERT MANAGEMENT CORPORATION


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Senior Vice President
                                            & General Counsel


                                /s/ Philip Falcone
                                --------------------------------------------
                                Philip Falcone


                                /s/ Raymond J. Harbert
                                --------------------------------------------
                                Raymond J. Harbert


                                /s/ Michael D. Luce
                                -------------------------------------------
                                Michael D. Luce




November 16, 2006

---------------------------                          ---------------------------
CUSIP NO. 795757103                                             Page 14
---------------------------                          ---------------------------


                                                                    EXHIBIT H
                                                                    ---------


                                   AGREEMENT

        This Agreement, dated as of November 15, 2006, by and among Salton, Inc., a Delaware corporation (the "COMPANY"), and Harbinger Capital Partners Master Fund I, Ltd. ("HARBINGER").

        1. The parties hereto agree to use their reasonable commercial efforts to negotiate and execute definitive agreements providing for the combination of the Company and Applica Incorporated ("APPLICA") on terms substantially consistent with those discussed by the parties on or about the date hereof (the "POSSIBLE TRANSACTION"). Such agreements shall be prepared by counsel to Harbinger.

        2. From the date hereof until December 15, 2006, the Company shall (and shall cause each of its subsidiaries to) afford to directors, officers, employees, counsel, accountants, agents, financing sources, consultants, advisors and other authorized representatives of Harbinger ("REPRESENTATIVES"), in order to evaluate the Possible Transaction, reasonable access, during normal business hours and upon reasonable notice, to its properties, books and records and, during such period, shall (and shall cause each of its subsidiaries to) furnish promptly to such Representatives all information concerning its business, properties and personnel as may reasonably be requested; PROVIDED, HOWEVER, that the Company may restrict the foregoing access and information to the extent that (i) applicable laws require the Company or any of its subsidiaries to restrict or prohibit access to any such properties, books, records or information or (ii) the information is subject to confidentiality obligations to a third party. The Confidentiality Agreement (the
"CONFIDENTIALITY AGREEMENT"), dated October 26, 2006, by and between the Company and Harbinger shall apply with respect to information furnished to Harbinger and its Representatives by the Company, its subsidiaries and the Company's officers, employees, counsel, accountants and other authorized representatives hereunder.

        3.      Harbinger  agrees to use its commercial  reasonable  efforts to
(a) complete its due diligence with respect to the Company and its subsidiaries and (b) negotiate customary commitment letters in respect of financing for the combined companies, in each case on or prior to December 15, 2006.

        4. (a) From the date of this Agreement until December 15, 2006, the Company and its subsidiaries will not, and will cause their respective officers, directors, employees and investment bankers, attorneys or other agents retained by, or acting on behalf of, the Company or any of its subsidiaries not to, (i) initiate, solicit or encourage, directly or indirectly, any Acquisition Proposal (as defined below) or (ii) except as permitted below, negotiate, explore or otherwise engage in negotiations or discussions with, or furnish any information or data to, any corporation, company, group, partnership or other entity or individual (each, a "PERSON") relating to an Acquisition Proposal. The Company will, and will cause its subsidiaries and the persons referred to in the preceding sentence to, immediately cease and cause to be terminated all existing discussions or negotiations with any Person other than Harbinger conducted heretofore with respect to any Acquisition Proposal and cease providing information or data relating to an Acquisition Proposal to any Person other than Harbinger.

                (b) Notwithstanding the foregoing, the Company and the board of directors of the Company (the "Board):

                        (i) may, in response to a bona fide written Acquisition Proposal which was not solicited after the date hereof, was made after the date hereof and did not otherwise arise from a breach of this paragraph 4, participate in discussions or negotiations with or furnish information to any person making such a bona fide written Acquisition Proposal if the Board determines in good faith, after consultation with its financial advisor, that such Acquisition Proposal is reasonably likely to constitute a Superior Proposal (as defined below), and

                        (ii)    shall be  permitted to (A) take and disclose to
                the Company's stockholders a position with respect to any tender or exchange offer by a person or amend or withdraw such position, in accordance with Rules 14d-9 and 14e-2 of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), and (B) make disclosure to the Company's stockholders, in each case either with respect to or as a result of a Superior Proposal, or if the Board determines in good faith, after consultation with its counsel, that it is required to do so in order to comply with the directors' disclosure obligations under applicable laws or Securities and Exchange Commission or stock exchange rules and regulations or fiduciary duties to the Company's stockholders under applicable laws.

The Company may waive the provisions of any "standstill" agreement between the Company and any person to the extent necessary to permit such person to submit an Acquisition Proposal that the Board believes, in its good faith judgment, is reasonably likely to result in a Superior Proposal; provided, that the Company shall immediately notify Harbinger if it grants any such waiver on or prior to December 15, 2006 and, immediately upon the Company doing so, the provisions of
Section 12 of the Confidentiality Agreement shall become null, void and of no further force or effect.

The Company shall promptly advise (and in any event within 24 hours) Harbinger orally of any determination made by the Board in accordance with paragraph 4(b)(i) above following the receipt of any unsolicited bona fide written Acquisition Proposal to participate in discussions or negotiations with or furnish information to any Person other than Harbinger; provided, that the Company shall not be obligated to disclose to Harbinger the terms and conditions of any such Acquisition Proposal (or any changes thereto) or the identity of the person making any such Acquisition Proposal.

                (c) For purposes of this Agreement, "ACQUISITION PROPOSAL" means any inquiries or the making of any proposal by any Person other than Harbinger or any affiliate thereof in connection with the Possible Transaction, relating to, or that would reasonably be expected to lead to, any direct or indirect acquisition or purchase, in one transaction or a series of transactions, of assets or businesses that constitute 25% or more of the revenues, net income, EBITDA (earnings before interest expense, taxes, depreciation and amortization) or the assets of the Company and the subsidiaries, taken as a whole, or 25% or more of any class of equity securities of the Company, any tender offer or exchange offer that if consummated would result in any person beneficially owning 25% or more of any class of equity securities of the Company, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, binding share exchange or similar transaction involving the Company pursuant to which any person or the stockholders of any person would own 25% or more of any class of equity securities of the Company or of any resulting parent company of the Company.

                (d) The term "SUPERIOR PROPOSAL" means any Acquisition Proposal (provided that for purposes of this definition references to 25% in the definition of "Acquisition Proposal" shall be deemed to be references to 50%) which the Board determines, after consultation with outside counsel and its financial advisor, to be (i) more favorable to the Company and its stockholders than the Possible Transaction and (ii) reasonably capable of being completed taking into account all legal, financial and other aspects of such proposal.

        5. From the date of this Agreement until December 15, 2006, Harbinger and its controlled affiliates (which, for the purpose, shall not include any Person with respect to which Harbinger does not either own a majority of the voting securities or have the right, by contract or otherwise, to designate or appoint a majority of the board of directors or equivalent body) will not, and will cause their respective officers, directors, employees and investment bankers, attorneys or other agents retained by, or acting on behalf of, Harbinger or any of its controlled affiliates (collectively, the "HARBINGER REPRESENTATIVES") not to enter into any letter of intent or definitive agreement for the acquisition (whether by merger, consolidation, share exchange, business combination or other form of acquisition transaction) by Harbinger or one of its controlled affiliates of any Person (other than either or both of Applica Incorporated and the Company) primarily engaged in the business of manufacturing and/or distributing small household appliances. Notwithstanding the foregoing, nothing herein shall (i) prevent or prohibit ordinary course trading activities by Harbinger and its controlled affiliates,
(ii) apply to the activities of Applica Incorporated unless and until the transactions contemplated by that certain Agreement and Plan of Merger, dated as of October 19, 2006, as amended from time to time, by and among APN Holding Company, Inc., APN Merger Sub, Inc. and Applica Incorporated are consummated or
(iii) prohibit Harbinger, its controlled affiliates or the Harbinger Representatives from initiating, soliciting or encouraging any inquiries or proposals from, negotiating, exploring or otherwise engaging in negotiations or discussions or furnishing information or data to any Person relating to any acquisition (whether by merger, consolidation, share exchange, business combination or other form of acquisition transaction) by Harbinger or one of its controlled affiliates of any Person primarily engaged in the business of manufacturing and/or distributing small household appliances.

        6. Except as provided herein, each of the parties hereto shall bear its own expenses (including legal, accounting and other advisory fees and expenses) in connection with the Possible Transaction.

        7. Promptly after the execution of this Agreement, the Company and Harbinger shall each file with the United States Department of Justice and Federal Trade Commission the pre-merger notification required by the
Hart-Scott-Rodino   Antitrust   Improvements  Act  of  1976,  as  amended,  and
thereafter shall respond promptly to any inquiries from such Department or Commission ruling from such notification. Harbinger shall be responsible for the filing fees in connection with such notification.

        8. This Agreement, and the rights of the parties hereto, shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflict of law rules thereof and any disputes with respect to this Agreement shall be subject to the exclusive jurisdiction of the Federal and State courts located in the State of Delaware. The parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms by either party hereto or were otherwise breached by such party, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine. It is accordingly agreed that the other party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any remedy to which such other party is entitled at law or in equity.

        9. All of the covenants and agreements contained in this Agreement (other than those contained in paragraph 1) shall be binding upon and inure to the benefit of, the respective parties and their successors, assigns, heirs, executors, administrators and other legal representatives, as the case may be. Except as set forth in the preceding sentence, this Agreement does not constitute a legally binding agreement and the failure to execute and deliver a definitive agreement in respect of the Possible Transaction or to consummate the Possible Transaction contemplated hereby shall impose no liability on any party hereto other then as contemplated by the legally binding provisions of this Agreement.

        10. This Agreement, together with the Confidentiality Agreement, constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and of the Confidentiality Agreement and together supersede all prior agreements and understandings, oral and written, among the parties hereto with respect to the subject matter hereof and thereof.

        11. This Agreement may not be modified or supplemented with respect to any party except by a written agreement signed by the parties to be bound. The Company acknowledges and agrees that Harbinger is required to file this Agreement on an amended Schedule 13D upon its execution and delivery.

        12. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original but all of which together shall be deemed to be one and the same instrument.


        IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the parties hereto on the date first written above.

                                         SALTON, INC.


                                         By: /s/ Leonhard Dreimann
                                             -------------------------------
                                             Its: CEO President
                                                  --------------------------

                                         HARBINGER CAPITAL PARTNERS MASTER
                                         FUND I, LTD.

                                         By:  Harbinger Capital Partners
                                              Offshore Manager, L.L.C.,
                                              as its investment manager



                                         By: /s/ Philip A. Falcone
                                             -------------------------------